July 29, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jonathan Burr

Re: E.Merge Technology Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed July 24, 2020

File No. 333-239836

Dear Mr. Burr:

E.Merge Technology Acquisition Corp., (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 29, 2020, regarding the Amendment No. 2 to Registration Statement on Form S-1 submitted on July 24, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Amendment No. 2 to Form S-1 filed July 24, 2020

Exclusive Forum for Certain Lawsuits, page 129

1.	We note your response to comment 4 in our letter dated July 8, 2020 and your disclosure that the exclusive forum provision grants exclusive forum of certain lawsuits to the Court of Chancery in the State of Delaware but that the provision will not apply to claims brought under either the Exchange Act or the Securities Act. We note, however, that the exclusive forum provision in your amended certificate of incorporation filed as exhibit 3.2 does grant exclusive forum for claims brought under the Securities Act to the federal district courts. Please revise your disclosure throughout to clarify that you have an exclusive federal forum for Securities Act claims, that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

In response to the Staff’s request, we have revised our disclosure on pages 57 and 129 to clarify that although the Company’s charter provides for an exclusive federal forum for Securities Act claims, there is uncertainty as to whether a court would enforce this provision, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. We state as well that Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

* * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,
E.Merge Technology Acquisition Corp. By: /s/ Jeff Clarke Name: Jeff Clarke Title: Co-Chief Executive Officer and Chief Financial Officer

cc: Ellenoff Grossman & Schole LLP